March 8, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street NE Washington, D.C. 20549	Orrick, Herrington & Sutcliffe LLP 222 Berkeley St. Suite 2000 Boston, MA 02116 +1 (617) 880-1800 orrick.com Albert W. Vanderlaan E avanderlaan@orrick.com D +1 617-880-2219

Attn:	Erin Donahue

Geoffrey Kruczek

Re:	Serve Robotics Inc. Draft Registration Statement on Form S-1 Submitted February 14, 2024 CIK No. 0001832483

Ladies and Gentlemen:

This letter is submitted on behalf of Serve Robotics Inc., a Delaware corporation (the “Company”), in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Draft Registration Statement on Form S-1 that was submitted to the Commission on February 14, 2024 (the “Draft Registration Statement”), contained in the Staff’s letter dated February 21, 2024 (the “Comment Letter”).

Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comments and updating its disclosures therein. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1 Submitted February 14, 2024

General

1.	Please update your financial statements for the year ended December 31, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has included financial statements for the year ended December 31, 2023 in the Registration Statement in response to the Staff’s comment.

March 8, 2024

2.	We note that disclosure in this document refers to the offering as an “initial public offering.” However, we note that your Form S-1 (File No. 333-274547), which was declared effective on December 14, 2023, would be more appropriately characterized as your initial public offering. Please update the language used in this S-1.

Response: The Company respectfully advises the Staff that it has revised the disclosure in the Registration Statement in response to the Staff’s comment.

3.	Please provide us with your analysis as to your eligibility to use the draft registration process. In this regard, we note that this DRS was not submitted within 12 months of the Company’s initial ‘34 Act registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the Commission’s announcement dated June 29, 2017 advised that for the initial registration of a class of securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Staff “will review a draft registration statement and related revisions on a nonpublic basis provided that the issuer confirms in a cover letter to the nonpublic draft submission that it will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for its listing on a national securities exchange.” The Company respectfully advises the Staff that the Company’s initial Exchange Act registration statement on Form 10, filed on April 9, 2021 by the Company’s predecessor, registered the Company’s common stock under Section 12(g) of the Exchange Act and not under Section 12(b) of the Exchange Act. Nevertheless, the Company has publicly filed the Registration Statement in response to the Staff’s comment.

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Please do not hesitate to contact Albert Vanderlaan at (617) 880-2219 of Orrick, Herrington & Sutcliffe LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Orrick, Herrington & Sutcliffe LLP

Orrick, Herrington & Sutcliffe LLP

cc:	Ali Kashani, Serve Robotics Inc.